UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coastal Contacts Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

19044R207

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19044R207		Schedule 13G

1	Names of Reporting Persons Roger V. Hardy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,494,644(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,494,644(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,644(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.67%(1)(2)

12	Type of Reporting Person (See Instructions) IN

(1)    Includes 64,250 shares in the reporting person’s registered retirement savings plan and 513,335 shares issuable upon the exercise of options (the “Options”) to purchase Common Shares of Coastal Contacts Inc. (the “Issuer”) that are exercisable within 60 days of the date of this Schedule 13G.

(2)    The reporting person’s percentage ownership of the Issuer’s Common Shares is calculated based upon 32,751,274 Common Shares issued and outstanding as of December 31, 2013, as reported to the reporting person by the Issuer.

CUSIP No. 19044R207	Schedule 13G

Item 1(a)	Name of Issuer: Coastal Contacts Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: Suite 320 2985 Virtual Way Vancouver, British Columbia V5M 4X7

Item 2(a)	Name of Person Filing: Roger Hardy
Item 2(b)	Address of Principal Business Office or, if none, Residence: Suite 320 2985 Virtual Way Vancouver, British Columbia V5M 4X7
Item 2(c)	Citizenship: Canada
Item 2(d)	Title of Class of Securities: Common Shares, no par value
Item 2(e)	CUSIP Number: 19044R207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 19044R207	Schedule 13G

Item 4.	Ownership

The amount of the Issuer’s Common Shares beneficially owned by the reporting person includes shares owned beneficially by the reporting person and his registered retirement savings plan and shares issuable upon the exercise of options (the “Options”) to purchase Common Shares of the Issuer that are exercisable within 60 days of the date of this Schedule 13G. The reporting person’s percentage ownership of the Issuer’s Common Shares is calculated assuming exercise of the Options and based upon 32,751,274 Common Shares issued and outstanding as of December 31, 2013, as reported to the reporting person by the Issuer.

(a) Amount beneficially owned: 3,494,644
(b) Percent of class: 10.67%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,494,644
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3,494,644
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 19044R207	Schedule 13G

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

	By:	/s/ Roger V. Hardy
Roger V. Hardy